April 9, 2025

US Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

Washington, D.C. 20549

Re:	SportsQuest, Inc.
Registration Statement on Form 10-12G
Filed February 11, 2025
File No. 000-56591

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, SportsQuest, Inc. (the "Issuer") hereby submits this letter to the US Securities and Exchange Commission (the "Commission") to withdraw its Registration Statement on Form 10-12G, File No. 000-56591, originally filed on February 11, 2025 (the "Registration Statement"). The Issuer believes that withdrawing the Registration Statement is consistent with the public interest and the protection of investors as required by Rule 477(a). The Original Form 10 is being withdrawn and replaced with the New Form 10 in order to prevent the Original Form 10 from automatically becoming effective

The Issuer requests that the Commission consent to this withdrawal.

Sincerely,

SPORTSQUEST INC.

By:	/s/ Irina Veselinovic
Irina Veselinovic
Chief Executive Officer